

13014958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 4 – 2013

Washington DC 400

SEC FILE NUMBER
8-46992

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2012___ AND ENDING ___12/31/2012___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GATEWAY FINANCIAL AGENCY CORPORATION**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) **2001 GASPARILLA ROAD A30 PLACIDA FLORIDA 33946**

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

_____(City)_____ _____(State)_____ _____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN NECULAE   **941-697-0727**
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HIGGINBOTHAM, ANDREW J.
(Name – if individual, state last, first, middle name)

P.O BOX 1466   **LABELLE**   **FL**   **33975**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____SUSAN NECULAE_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____GATEWAY FINANCIAL AGENCY CORPORATION_____ , as of _____DEC 31_____ , 20 _12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature

_____TREASURER_____
Title

_____
Notary Public

NICK OBIREK
Notary Public - State of Florida
My Comm. Expires Oct 24, 2013
Commission # DD 902909
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREW J. HIGGINBOTHAM, CPA
P. O. BOX 1466
LABELLE, FL. 33975
863-675-3903

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To Board of Directors
Gateway Financial Agency Corporation

In planning and performing our audit of the financial statements of Gateway Financial Agency Corporation, for the year ended December 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gateway Financial Agency Corporation that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications and comparisons.
>
> 2. Recordation of differences required by rule 17a-13.
>
> 3. Complying with the regulations for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objections. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objections in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The Financial Industry Regulatory Authority, state and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

ANDREW J. HIGGINBOTHAM, CPA

February 19, 2013

GATEWAY FINANCIAL AGENCY CORPORATION

CORPORATION

FINANCIAL STATEMENTS
DECEMBER 31, 2012

ANDREW J. HIGGINBOTHAM, CPA
P. O. BOX 1466
LABELLE, FL 33975
863-675-3903

Independent Auditor's Report

To The Board of Directors
Gateway Financial Agency Corporation.
Placida, Florida

We have audited the accompanying Balance Sheet of Gateway Financial Agency Corporation
as of December 31, 2012, and the related Statement of Income and Retained Earnings,
Statement of Changes in Stockholders' Equity and Statement of Cash Flows for the year
then ended. These financial statements are the responsibility of the Company's management
Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the
United States of America. Those standards require that we plan and perform the audit to
obtain reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the amounts
and disclosures in the financial statements. An audit also includes assessing the accounting
principles used and significant estimates made by management, as well as evaluating the
overall financial statement presentation. We believe that our audit provides a reasonable
basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of Gateway Financial Agency Corporation as of December 31, 2012, and
the results of its operations and its cash flows for the year then ended in conformity with
accounting principals generally accepted in the United States of America.

Andrew J. Higginbotham
Certified Public Accountant

February 19, 2013

GATEWAY FINANCIAL AGENCY CORPORATION
BALANCE SHEET
DECEMBER 31, 2012

ASSETS

Current Assets

Cash	$	10,957
Prepaid Expenses		2,950
Total Assets	$	13,907

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable	$	375
FINRA Assessment Payable		300
Total Current Assets		675

Stockholders' Equity

Common Stock, 1,500 Shares Authorized, 200 Shares Outstanding, No Par Value		7,282
Additional Paid-In Capital		2,809
Retained Earnings		3,141
Total Stockholders' Equity		13,232
Total Liabilities & Stockholders' Equity	$	13,907

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS,
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue

Commissions From Securities Sales	$ 53,426
Agents' Commission Expense	42,687
Gross Profit	10,739

Operating Expenses

General and Administrative	10,980
Loss From Operations	(241)

Retained Earnings

Balance, January 1, 2012	3,382
Balance, December 31, 2012	$ 3,141

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CASH FLOWS - INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2012

Operations:

Net Loss	$	(241)
Adjustments:		
Increase in Prepaid Expense		(1,060)
Increase in Liabilities		300
Cash Used by Operations		(1,001)
Cash at January 1, 2012		11,958
Cash at December 31, 2012	$	10,957

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2012

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2011	$ 7,282	$ 2,809	$ 3,382	$ 13,473
Net Loss	0	0	(241)	(241)
Balance, December 31, 2012	$ 7,282	$ 2,809	$ 3,141	$ 13,232

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Date of Management Review
Management has evaluated subsequent events through February 19, 2013, the date on which the financial statements were available to be issued.

Nature of Business
Gateway Financial Agency Corporation (the "Company") operates a Broker/Dealer Securities Agency. Commissions are earned by selling securities to clients.

Income Taxes
The Company has elected to be treated as an "S" Corporation whereby the individual stockholders are taxed on their share of the Company's taxable income. Therefore, no provisions for income taxes or credits are included on these financial statements.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirement

Under SEC requirement 15c3-1, the Company has maintained seven thousand seven hundred fifty-two dollars ($7,752) in a separate account at Wells Fargo in fulfillment of the net capital requirement. As of December 31, 2012, the net capital of the Company is ten thousand two hundred eighty-two dollars ($10,282) which is five thousand two hundred eighty-two dollars ($5,282) in excess of it's required capital of five thousand dollars ($5,000).

The net capital of the Company is calculated as follows:

Assets

Cash in Bank	$ 10,957
Prepaid Expense and Accrued Expenses	2,950
Total Assets	13,907
Less: Total Liabilities	(675)
Total Net Worth	13,232
Less: Deduction for Non-Liquid Assets	(2,950)
Total Net Capital	10,282
Net Capital Requirement	(5,000)
Capital In Excess of Net Capital Requirement	$ 5,282

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012

(Continued)

Liabilities

Total Aggregate Indebtedness	$	675
Percentage of Aggregate Indebtedness to Net Capital		7%

Note 3 - Additional Requirements

The Company submitted a Net Capital calculation, computation of aggregate
indebtedness and the ratio of aggregate indebtedness to Net Capital, with the
2012 Focus Report. There is no material difference between the audited
computation and the un-audited computation that was filed on Part II A
of that report.

The Company operates under an exemption (k) (1) of Sec Rule 15c3-3 resource
requirements.

Note 4 - Related Party Transactions

The Company's owners provide office space to the corporation at no charge.

Included in The Financial Statements are the following amounts that have been paid to
related parties.

Agents' Commission Expense Paid to Owner	$	42,687

Note 5 - Subordinated Liabilities

The Company has no liabilities subordinated to general creditors during the
current or prior years.